

March 15, 2013

Via Email
Robert B. Atwell
Chairman, President and Chief Executive Officer
Nicolet Bankshares, Inc.
111 North Washington Street
Green Bay, Wisconsin 54301

> **Re: Nicolet Bankshares, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **File number 333-186401**
> **Filed March 7, 2013**

Dear Mr. Atwell:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4

Prospectus Cover

1. Given the lack of an organized market for Nicolet stock, please revise the second paragraph to give the last know trading price of Nicolet stock. Also disclose the result of .03727 times that value.

Summary, page 1

2. Please disclose in the summary, under separate subheading, that Nicolet has no plans to pay dividends on its stock.

Nicolet Private Placement, page 10

3. Briefly state the reason for the offering.

Proposal 1: The Merger Agreement
Background of the Merger, page 36

4. We note the strategic alternatives reference in the last paragraph on page 36, pursuant to our prior comment number 14. As previously requested, please indicate why these courses of action were not pursued.

5. We note the crossed projections you have provided us pursuant to prior comment number 16. Please include this information in an appropriate location in the prospectus.

Regulatory and Other Required Approvals
Federal Reserve, page 68

6. Disclose why the Federal Reserve approval request was withdrawn. Consider the need to provide this information in the forepart of the filing.

Exhibit 8

7. Please revise the first sentence to clarify that this opinion addresses all of the material tax consequences.

8. Please revise the first sentence of the first full paragraph on the second page. The opinion must be current at the time of effectiveness.

9. Please revise the first sentence of the third full paragraph on the second page. You may limit the opinion as to purpose, but not as to person.

10. Regarding the last paragraph, this statement appears to be inappropriate. Please remove this statement or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Spitz at 202-551-3484 or Amit Pande, Accounting Branch Chief, at 202-551-3423 if you have questions regarding the financial statements and related matters. Please contact David Lyon at 202-551-3421 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Attorney

By Email to: Katherine M. Koops
katherine.koops@bryancave.com